UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☑	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Vivaldi Opportunities Fund

3.	Securities and Exchange Commission File No.: 811-23255

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☑	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joy Ausili

Mutual Fund Administration, LLC

2220 E. Route 66, Suite 226

Glendora, CA 91740

(626) 914-1360

Email: joy.ausili@mfac-ca.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

(Administrator related records)

American Stock Transfer & Trust Company

P.O. Box 922

Wall Street Station

New York, NY 10269

(800) 278-4353

(Transfer agent related records)

Vivaldi Asset Management, LLC

225 W. Wacker Drive, Suite 2100

Chicago, IL 60606

(312) 248-8300

(Advisor related records)

RiverNorth Capital Management, LLC

325 N LaSalle Street, Suite 645

Chicago, IL 60654

(312) 832-1440

(Sub-Advisor related records)

Angel Oak Capital Advisors, LLC

3060 Peachtree Road, NW, Suite 500

Atlanta, GA 30305-2240

(855) 751-4324

(Sub-Advisor related records)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☑	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end	☑	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Vivaldi Asset Management, LLC

225 W. Wacker Drive, Suite 2100

Chicago, IL 60606

RiverNorth Capital Management, LLC

325 N LaSalle Street, Suite 645

Chicago, IL 60654

Angel Oak Capital Advisors, LLC

3060 Peachtree Road, NW, Suite 500

Atlanta, GA 30305-2240

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☑	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑	Yes	☐	No

If Yes, state the date on which the board vote took place:

February 3, 2020.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:

June 1, 2020.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On June 5, 2020, the shareholders of the Vivaldi Opportunities Fund received shares of the Angel Oak Financial Strategies Income Term Trust equal to the aggregate net asset value of the Vivaldi Opportunities Fund’s outstanding shares of common stock held immediately prior to the the transfer of all of the assets of Vivaldi Opportunities Fund to Angel Oak Financial Strategies Income Term Trust in exchange solely for newly issued common shares of beneficial interest of Angel Oak Financial Strategies Income Term Trust and the assumption by Angel Oak Financial Strategies Income Term Trust of the accrued and unpaid liabilities of the Vivaldi Opportunities Fund and the distribution of the common shares of beneficial interest of the Angel Oak Financial Strategies Income Term Trust to the shareholders of the Vivaldi Opportunities Fund and complete liquidation of the Vivaldi Opportunities Fund (the “Reorganization”) (although shareholders received cash for fractional shares).

(b)	Were the distributions made on the basis of net assets?

☑	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☑         Yes         ☐         No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐         Yes         ☐         No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☑         Yes         ☐         No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

The Vivaldi Opportunities Fund had previous outstanding bank borrowings. No borrowings were outstanding at the time of the closing of the Reorganization. At the time of this application, the Vivaldi Opportunities Fund does not have any outstanding senior securities.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑         Yes         ☐         No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐        Yes         ☑         No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐         Yes         ☑         No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐         Yes         ☐         No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐         Yes         ☑         No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:	$695,659
(ii)	Accounting expenses:	$5,850
(iii)	Other expenses (list and identify separately):	$29,741
(iv)	Total expenses (sum of lines (i)-(iii) above):	$731,250

(b)	How were those expenses allocated?

Expenses were borne as agreed by Angel Oak Capital Advisors, LLC and Vivaldi Asset Management, LLC.

(c)	Who paid those expenses?

Angel Oak Capital Advisors, LLC and Vivaldi Asset Management, LLC

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

☐         Yes         ☑         No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐         Yes         ☑         No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐         Yes         ☑         No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Angel Oak Financial Strategies Income Term Trust

(b)	State the file number of the fund surviving the Merger: 811-23358

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number = 333-236500

Form N-14 8C/A filed on April 29, 2020

(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Vivaldi Opportunities Fund, (ii) he is the President of Vivaldi Opportunities Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

Signature	/s/ Michael D. Peck
By	Michael D. Peck
Title	President
Date	September 13, 2021